UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

Form 6-K

Signature	3
Exhibit Index	4
Exhibit 99.1 – Press Release	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Tianruo Pu
Name:	Tianruo Pu
Title:	Chief Financial Officer

Date: December 22, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

December 20, 2011

China Nuokang Bio-Pharmaceutical Inc. Appoints David Gao to Board of Directors

BEIJING, Dec. 20, 2011 (GLOBE NEWSWIRE) — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that Mr. David Xiaoying Gao was appointed to the Company’s board of directors (“the Board”) and as a member of the audit committee and corporate governance & nominating committee, effective on December 19, 2011. Mr. Gao will be replacing Mr. William Keller, who is leaving the Board for personal reasons.

Mr. Gao served as the chief executive officer and a director of BMP Sunstone (Nasdaq:BJGP) from February 2004 until its acquisition by Sanofi-aventis in February 2011. Following the acquisition, he transitioned to become a senior integration advisor for Sanofi-aventis from February 2011 to August 2011. Previously, Mr. Gao served as chairman of the board of directors and CEO of Abacus Investments Ltd, a private wealth management company, and also held various executive positions at Motorola, Inc. including vice-president and director of the integrated electronic system sector, Asia-Pacific operations; and served as a member of the management board of Motorola Asia Pacific, Motorola Japan Ltd. and Motorola China.

Mr. Gao holds a B.S. in mechanical engineering from the Beijing Institute of Technology, a M.S. in mechanical engineering from Hanover University in Germany and an M.B.A. from the Massachusetts Institute of Technology. Mr. Gao also currently serves as an independent director for China Biologic Products Inc (Nasdaq:CBPO).

Mr. Baizhong Xue, the Company’s chairman and chief executive officer, stated, “We would like to begin by thanking William for his contributions over the past few years. We wish him the best moving forward. We are also excited to welcome David to our board. We believe his experience in building BMP Sunstone into a China-based pharmaceutical company with over a hundred million dollars in annual sales will contribute to Nuokang’s future growth prospects. Furthermore, we believe his diverse expertise in the various stages of a corporation’s development garnered from completing and integrating a multinational acquisition and serving as an independent director of a fellow U.S.-listed, China-based peer is invaluable.”

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 3,000 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s growth prospects, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “will,” “future” and “believe” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Contact:

ICR, Inc.

In the U.S.: Ashley De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510